UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO §240.13d-2

SPK Acquisition Corp.
(Name of Issuer)

Common Stock, $0.0001 par value
(Title of Class of Securities)

848651105
(CUSIP Number)

December 31, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐  Rule 13d-1 (b)
☐  Rule 13d-1 (c)
☒  Rule 13d-1 (d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))
Page 1 of 7 Pages

CUSIP No. 848651105	13G	Page 2 of 7 Pages

1	NAME OF REPORTING PERSON Philip Chun-Hun Kwan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER -0-
	6	SHARED VOTING POWER 1,475,623(1)
	7	SOLE DISPOSITIVE POWER -0-
	8	SHARED DISPOSITIVE POWER 1,475,623(1)
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,623(1)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.4%
12	TYPE OF REPORTING PERSON* OO

(1) Includes 1,475,623 shares of common stock beneficially owned by SPK Acquisition LLC, over which Philip Chun-Hun Kwan has voting and dispositive power.

CUSIP No. 848651105	13G	Page 3 of 7 Pages

1	NAME OF REPORTING PERSON SPK Acquisition LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON	5	SOLE VOTING POWER 1,475,623
	6	SHARED VOTING POWER -0-
	7	SOLE DISPOSITIVE POWER 1,475,623
	8	SHARED DISPOSITIVE POWER -0-
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,475,623
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 22.4%
12	TYPE OF REPORTING PERSON* CO

CUSIP No. 848651105	13G	Page 4 of 7 Pages

Item 1.

(a)           Name of Issuer: SPK Acquisition Corp.

(b)           Address of Issuer’s Principal Executive Offices:

Room 368, 302 Buwei, 211 Fute North Road

China (Shanghai) Pilot Free Trade Zone, 200131

Item 2.

(a)            Name of Person Filing:

(i) Philip Chun-Hun Kwan

(ii) SPK Acquisition LLC

(b)           Address of Principal Business Office or if none, Residence:

c/o SPK Acquisition Corp.

Room 368, 302 Buwei, 211 Fute North Road

China (Shanghai) Pilot Free Trade Zone, 200131

(c)           Citizenship:

(i) Philip Chun-Hun Kwan	Canada

(ii) SPK Acquisition LLC	United States

(d)           Title of Class of Securities: Common Stock, $0.0001 par value

(e)            CUSIP Number: 848651105

Item 3. Not Applicable

Item 4. Ownership.

(a)	Amount Beneficially Owned:

(i) Philip Chun-Hun Kwan	Includes 1,475,623 shares owned by SPK Acquisition LLC

(ii) SPK Acquisition LLC	1,475,623 shares

(b)	Percent of Class:

(i) Philip Chun-Hun Kwan	22.4% (beneficially owned by SPK Acquisition LLC, over which Philip Chun-Hun Kwan has voting and dispositive power)

(ii) SPK Acquisition LLC	22.4%

The foregoing percentages are based on 6,596,275 shares of common stock outstanding as of December 31, 2021.

CUSIP No. 848651105	13G	Page 5 of 7 Pages

(c)	Number of shares as to which such person has:

(i)       sole power to vote or to direct the vote:

(1) Philip Chun-Hun Kwan	-0-

(2) SPK Acquisition LLC	1,475,623

(ii)       shared power to vote or to direct the vote:

(1) Philip Chun-Hun Kwan	1,475,623

(2) SPK Acquisition LLC	1,475,623

(iii)       sole power to dispose or to direct the disposition of:

(1) Philip Chun-Hun Kwan	-0-

(2) SPK Acquisition LLC	1,475,623

(iv)       shared power to dispose or to direct the disposition of:

(1) Philip Chun-Hun Kwan	1,475,623

(2) SPK Acquisition LLC	1,475,623

Item 5.	Ownership of Five Percent or Less of a Class: Not Applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person: Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person: Not Applicable

Item 8.	Identification and Classification of Members of the Group: Not Applicable

Item 9.	Notice of Dissolution of Group: Not Applicable

Item 10.	Certifications: Not Applicable

CUSIP No. 848651105	13G	Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2022

/s/ Philip Chun-Hun Kwan
Philip Chun-Hun Kwan

SPK ACQUISITION LLC

/s/ Philip Chun-Hun Kwan
Philip Chun-Hun Kwan
Authorized Person

CUSIP No. 848651105	13G	Page 7 of 7 Pages

EXHIBIT 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a Statement on Schedule 13G (including any and all amendments thereto) with respect to the common stock, $0.0001 par value, of SPK Acquisition Corp. a Delaware corporation, and further agree that this Joint Filing Agreement shall be included as an Exhibit to such joint filings.

The undersigned further agree that each party hereto is responsible for the timely filing of such Statement on Schedule 13G and any amendments thereto, and for the accuracy and completeness of the information concerning such party contained therein; provided, however, that no party is responsible for the accuracy or completeness of the information concerning any other party, unless such party knows or has reason to believe that such information is inaccurate.

This Joint Filing Agreement may be signed in counterparts with the same effect as if the signature on each counterpart were upon the same instrument.

IN WITNESS WHEREOF, the undersigned have executed this agreement as of February 14, 2022.

/s/ Philip Chun-Hun Kwan
Philip Chun-Hun Kwan

SPK ACQUISITION LLC

/s/ Philip Chun-Hun Kwan
Philip Chun-Hun Kwan
Authorized Person